SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               Motient Corporation
             (Exact name of registrant as specified in its charter)



          Delaware                                          93-0976127
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)



                10802 Parkridge Boulevard, Reston, VA   20191-5416
               (Address of principal executive offices) (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]


     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------



     Securities to be registered pursuant to Section 12(g) of the Act:

          Warrants to purchase Common Stock, par value $.01 per share, exercisable until May 1, 2004
                                (Title of class)



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Item 1.  Description of Registrant's Securities To Be Registered.
         -------------------------------------------------------

     On January 10, 2002, Motient Corporation ("Motient" or the "Registrant") and three of its wholly owned subsidiaries filed for protection under Title 11 of the U. S. Code (the "Bankruptcy Code"). On January 17, 2002, Motient filed a plan of reorganization with the U.S. Bankruptcy Court for the Eastern District of Virginia (the "Bankruptcy Court"). The cases were jointly administered under the case name "In Re Motient Corporation, et al.," Case No. 02-80125. An amended plan of reorganization was filed on February 28, 2002 (the "Plan of Reorganization").

     The Bankruptcy Court confirmed the Plan of Reorganization on April 26, 2002, pursuant to an order dated April 26, 2002. The Plan of Reorganization became effective on May 1, 2002 (the "Effective Date").

     Since the Effective Date, Motient has been governed by its Restated Certificate of Incorporation (the "Certificate of Incorporation"), which provides for one hundred five million (105,000,000) shares of authorized capital stock, consisting of one hundred million (100,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and five million (5,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"). In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities.

     Pursuant to the Plan of Reorganization, on May 1, 2002, (1) all then-outstanding shares of Motient's pre-reorganization common stock, par value $.01 per share (the "Pre-reorganization Common Stock"), were cancelled, including shares of restricted stock, as well as all unexercised options and warrants and (2) Motient issued shares of Common Stock and warrants to purchase shares of Common Stock (the "Warrants"). The Warrants were issued under a Warrant Agreement, dated May 1, 2002, between Motient and EquiServe Trust Company, N.A., as warrant agent (the "Warrant Agreement"). The following summary description of the Warrants is qualified in its entirety by reference to the Warrant Agreement, a copy of which is filed as an exhibit to this Registration Statement on Form 8-A (the "Registration Statement").

Warrants

     As part of the Plan of Reorganization, holders of Pre-reorganization Common Stock on April 26, 2002 are entitled to receive Warrants to purchase an aggregate of 1,496,512 shares of Common Stock. Of these, Warrants to purchase an aggregate of 1,481,539 shares are currently outstanding and Warrants to purchase an aggregate of 14,973 shares will be issued once Motient obtains an exemptive order from the U.S. Department of Labor permitting Motient's 401(k) savings plan to hold the Warrants. The Warrants have the following terms:

o    The exercise price of the Warrants is $.01 per share.

o The exercise period for the warrants began on May 1, 2002, the Effective Date, and will expire at 5:00 p.m., Eastern Time on May 1, 2004, the second anniversary of the Effective Date. Each warrant not exercised before the expiration of this exercise period will become void, and all rights thereunder will terminate regardless of whether the Warrants have become exercisable as described below.

o The warrants will not be exercisable unless and until the average closing price of the Common Stock for ninety consecutive trading days is equal to or greater than $15.44 per share.

o No fractional shares of Common Stock will be issued on exercise of the Warrants. Instead, cash will be paid in an amount equal to the fraction multiplied by the then current market value per share of the Common Stock (as defined in the Warrant Agreement) rounded to the nearest cent.

o Each Warrant holder will also be entitled to receive distributions in respect of its Warrant in certain circumstances in which Motient is sold for consideration per share exceeding $15.44.

o The Warrants are fully transferable, subject to any restrictions under applicable securities or other laws.

o The number and kind of securities purchasable upon the exercise of the Warrants and the exercise price therefor are subject to adjustment on the occurrence of certain events, including, but not limited to, (i) the issuance of Common Stock as a dividend or distribution on the Common Stock, and (ii) subdivisions, reclassifications and combinations of the Common Stock.

o The terms of the Warrants will be similarly adjusted upon certain reorganizations, mergers or consolidations of Motient, or the sale or other transfer of all or substantially all of the assets of Motient. However, holders of the Warrants are not entitled to any other protections on a change of control of Motient.

Warrant Agent

     The warrant agent for the Warrants is EquiServe Trust Company, N.A., P.O. Box 2500, Jersey City, NJ 07303.

Item 2.  Exhibits.

     The Exhibit Index filed herewith and appearing immediately prior to the exhibits hereto is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Motient Corporation



Date: May 1, 2002                      By:/s/ David H. Engvall
                                          ---------------------
                                          David H. Engvall
                                          Vice President, General Counsel and
                                          Secretary

                                  EXHIBIT INDEX


3.1 Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).

3.2 Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).

4.1 Warrant Agreement between the Registrant and EquiServe Trust Company, N.A, as Warrant Agent, dated May 1, 2002 (filed herewith).

4.2  Specimen of Warrant Certificate of the Registrant (filed herewith).